
December 18, 2013

Via E-Mail
Mr. Kam Shah
Chief Financial Officer
ZD Ventures, Inc.
47 Avenue Road
Suite 200
Toronto, Ontario M5R 2G3

> **Re:** **ZD Ventures, Inc. (formerly known as Webtradex International Corp.)**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 9, 2013**
> **File No. 333-127389**

Dear Mr. Shah:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your filing to include an audit report which covers the financial statements as of and for the fiscal year ended March 31, 2012 to comply with Rule 8-02 of Regulation S-X.

Statement of Cash Flows, page F-6

2. We note the line item labelled "Goodwill and Intangible assets" within the investing activities section of your statement of cash flows includes amounts of $117,016. This amount appears to be associated with the costs you have capitalized related to your website development. Please revise your labelling to provide a clearer description of these costs.

Note 4 – Acquisition, Goodwill and Acquired Intangible Assets, page F-10

3.   We note your disclosures indicating that you acquired assets from Birthday Slam Corporation ("BSC"), on July 17, 2012 at a total purchase price of $385,500. We also note that you have recorded $200,000 of intangible assets and $185,500 of goodwill as a result of the acquisition. Please clarify whether you determined the transaction was an acquisition of assets or an acquisition of a business. In this regard, please explain how your characterization of this transaction as an asset acquisition is consistent with the recording of goodwill and in compliance with FASB ASC 805-50-30-3. If you are accounting for this transaction as a business combination, please tell us how the assets acquired constituted a business as defined in FASB ASC 805-10-20.

4.   We note your disclosure indicating that BSC is owned by Mr. John Robinson, who is also a beneficial owner of your common stock. Please provide the related party disclosures required by FASB ASC 850-10-50 and Rule 4-08(k) of Regulation S-X related to the acquisition of the assets and issuance of the $325,000 note payable to BSC, or tell us why you believe this guidance does not apply to this transaction.

Management's Report on Internal Control over Financial Reporting, page 10

5.   Please revise your disclosures to indicate whether your internal control over financial reporting was effective as of March 31, 2013. Your disclosure provides a conclusion as of March 31, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining